Management’s Discussion and Analysis

General

This Management’s Discussion and Analysis (“MD&A”) of NovaGold Resources Inc. (“NovaGold” or “the Company”) is dated April 12, 2007 and provides an analysis of NovaGold’s financial results for the quarter ended February 28, 2007 compared to the same period in the previous year. At April 12, 2007 the Company had 92 million common shares issued and outstanding.

The following information should be read in conjunction with the Company’s February 28, 2007 unaudited consolidated financial statements and related notes and with the Company’s audited consolidated financial statements and related notes for the year ended November 30, 2006, which were prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”). The accounting policies have been consistently followed in preparation of these financial statements except that the Company has adopted the guidelines governed by Sections 1530 and 3855 of the CICA Handbook, “Comprehensive Income” and “Financial Instruments – Recognition and Measurement”, respectively, effective for the Company’s first quarter commencing December 1, 2006 whereby the Company is required to disclose comprehensive income and its components.

All amounts are in Canadian dollars unless otherwise stated. Additional information related to NovaGold is available on the Company’s website at www.novagold.net or on SEDAR at www.sedar.com.

NovaGold is a precious metals company focused on the exploration and development of mineral properties in Alaska, U.S.A, and British Columbia, Canada, with three of its properties progressing towards development or in construction. The Company conducts its operations through wholly-owned subsidiaries and joint ventures and is primarily focused on gold properties, some of which have significant copper and silver resources. In August 2006 the Company received its final permits and Board of Directors approval for construction of the Rock Creek/Big Hurrah mine which is anticipated to be completed in the latter half of 2007, with production expected to begin by the end of the year. The Rock Creek and Big Hurrah projects are located near Nome, Alaska. In addition, NovaGold is advancing three of the largest undeveloped resources in North America: the Galore Creek copper-gold project in northwestern British Columbia, the Donlin Creek gold project in Alaska in joint venture with a subsidiary of Barrick Gold Corporation (“Barrick”), and the Ambler copper-zinc-silver-gold project in Alaska in partnership with subsidiaries of Rio Tinto.

At February 28, 2007, NovaGold had $53.7 million of unrestricted cash and $46.7 million of marketable securities at fair value. The Company is listed on the Toronto Stock Exchange and the American Stock Exchange under the symbol “NG”.

Results of Operations

The Company reported a net loss of $4.9 million (or $0.05 per share) for the quarter ended February 28, 2007, compared with a net income of $0.1 million (or $0.00 per share) for the same quarter in 2006. The major factors contributing to the loss in the quarter were an increase of corporate development and communication costs of $0.8 million, a movement of $1.4 million in foreign exchange from a gain to a loss, a $0.5 million loss from equity investment, and an increase in administrative expenditures of $1.6 million due to the Company’s growth and increased activities.

Revenues from the Company’s land and gravel sales, gold royalties and other revenues decreased by $0.7 million in the quarter ended February 28, 2007, compared with the same quarter in 2006. The decrease in revenues for this year’s reporting period was mainly a result of a large land sale within the Nome, Alaska city limits that occurred during the first quarter in 2006. Interest income for the quarter increased by $0.3 million compared with the previous year due to the investment of excess cash from the Company’s public offering completed in early February 2006.

Expenses were $5.7 million for the quarter ended February 28, 2007 compared with $1.8 million for the same quarter in 2006. During the quarter, the Company recorded a foreign exchange loss of $0.7 million compared with a gain of $0.7 million in the same period in 2006. During both periods there was a weakening in the Canadian dollar, but in 2006 the Company held significant US dollar cash balances whereas in 2007 the dominant factor was a high level of US dollar payables related to large US dollar denominated expenditures. Corporate development and communication costs increased by $0.8 million in the quarter as a result of increased activities following the unsuccessful bid by Barrick for all the common shares of the Company that expired on December 7, 2006.

Also in the quarter the Company recorded increased general, administrative, professional fees and salary costs of $1.6 million as a result of the significant increase in activities of the Company from the first quarter of 2006 to the first quarter of 2007. The Company has expanded staff resources in all areas to meet the needs created by the more advanced stages of the Company’s projects and an expanded shareholder base.

The Company recorded a loss from the equity investment in Alexco Resource Corp. (“Alexco”) of $0.5 million as a result of the losses recorded in Alexco. In 2006, the Company had a dilution gain of $0.5 million from the initial public offering (“IPO”) of Alexco while in December 2006 (in the first fiscal quarter of 2007) the Company chose to maintain its pro-rata interest in Alexco and purchased $5.0 million of units (each one common share and one half share purchase warrant) at $4.75 per unit. At February 28, 2007, the Company had an unrecorded gain of $28.8 million in its Alexco holdings.

Selected Financial Data

The following quarterly information is prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”).

Quarterly Information
In $000’s except per share amounts, for the fiscal quarters ended:

	2/28/07 $	11/30/06 $	8/31/06 $	5/31/06 $	2/28/06 $	11/30/05 $	8/31/05 $	5/31/05 $
Net revenues	1,062	2,080	2,391	2,213	1,409	1,256	1,074	409
Income (loss) for the quarter	(4,861)	(19,346)	(2,578)	(8,629)	102	2,577	(1,451)	(1,797)
Gain (loss) per share – basic and diluted	(0.05)	(0.20)	(0.03)	(0.10)	0.00	0.04	(0.02)	(0.03)
Expenditures on mineral properties and related deferred costs(1) USA Canada	18,133 3,645	16,088 18,081	27,461 11,501	3,254 1,599	1,641 5,274	4,221 17,433	4,636 22,232	2,735 6,442

(1)

Expenditures on mineral properties and related deferred costs include fair value adjustments and stock-based compensation, net of recoveries, write-downs, disposals, option payments received and taxes.

Factors that can cause fluctuations in the Company’s quarterly results have historically been the timing of stock option grants, impact of future income taxes, the write-offs of mineral property costs previously capitalized, equity investment gains and losses and in the past year, the costs associated with the Barrick takeover bid. The main fluctuations over the previous eight quarters related to stock options, taxation, foreign exchange fluctuations and the takeover costs. The majority of the Company’s properties are not yet in production; consequently, the Company believes that its period income or loss (and consequent income or loss per share) is not a significant factor to investors in the Company.

The Company carries out exploration activities in Canada and the United States. The Company’s exploration activities are seasonal in nature and programs tend to start late in the spring and complete by the end of the year. During the first quarter of 2007, the Company expended $21.8 million on mineral properties and related deferred costs. Included in this amount was $16.3 million (US$14.0 million) accrued for work carried out on the Donlin Creek project by Barrick, based on 70% ownership of the Donlin Creek project and including interest capitalized during the period of $0.6 million. Under the Donlin Creek Mining Venture Agreement (“MVA”) with Barrick, following an election by NovaGold since March 31, 2006, Barrick has been funding NovaGold’s share of exploration and development at Donlin Creek. During the quarter the Company also expended $2.2 million on mineral property and related deferred costs on the Galore Creek project and $1.4 million on the adjacent Copper Canyon project, both in northern British Columbia.

The majority of the expenditures at Galore Creek relate to environmental and geological work. The expenditures on the Copper Canyon property mainly relate to the fair value of the Company’s 74,074 common shares issued during the quarter as part of the property option agreement.

Liquidity and Capital Resources

The Company expended $15.7 million on net operating activities during the quarter ended February 28, 2007 compared with $1.7 million for the same quarter in 2006. The Company recorded a net loss of $4.9 million during the quarter compared with net income of $0.1 million for the same period in the prior year.

The Company expended $39.3 million on investing activities during the first quarter of 2007 compared with $5.8 million for the same quarter in 2006. A total of $19.4 million was expended on pre-construction costs at the Galore Creek project, including payments for purchases of camps and other costs related to planned mobilization of equipment upon receipt of all approvals necessary to commence construction. In addition, $10.5 million was expended at the Rock Creek project related to equipment purchases and the construction of processing facilities, plant and buildings for the mine.

The Company has no material off-balance sheet arrangements and no material capital lease agreements. The majority of the Company’s expenditures on its properties are of a discretionary nature.

At February 28, 2007, the Company’s aggregate commitments for operating leases totaled $2.9 million. These operating leases include the Company’s leased head office location and certain office equipment ranging from one to ten years. The Company also had commitments outstanding at February 28, 2007 in the amount of $51.0 million for pre-construction activities related to tunnel and road infrastructure at the Company’s Galore Creek project which started in the latter half of 2006, and $4.4 million related to Rock Creek construction. The initial minimum requirements under these contracts are anticipated to be completed by the end of 2007. The amounts owed to Barrick related to Donlin Creek will be due after 2011 based on the expected production timeline. The Company is in dispute with Barrick on the percentage ownership of the Donlin Creek project. Each company believes it owns or will own 70% of the project and therefore, the expenditures of $50.8 million, including accrued interest, recorded for the project in the Company’s financial statements, may be overstated.

The future minimum payments at February 28, 2007 are approximately as follows:

in millions of Canadian dollars

	Operating Leases $	Galore Creek $	Rock Creek $	Donlin Creek $	Total $
2007	0.4	51.0	4.4		55.8
2008	0.4				0.4
2009	0.4				0.4
2010	0.3				0.3
2011	0.3				0.3
Thereafter	1.1			50.8	51.9

The Company has no significant financial or other instruments except that its cash balances are largely invested in high quality commercial or bank paper with terms of 90 days or less that can be easily liquidated.

Outlook

The Company has budgeted to expend $37 million, net of revenues, on Rock Creek construction in fiscal 2007, plus an additional $6 million on exploration and other costs at Rock Creek. The Company budgeted $1.5 million for exploration and studies at the Ambler project and $8.5 million for exploration at the Company’s smaller Alaska and British Columbia properties. A further $2 million was budgeted for work on the assets obtained through the acquisition of Coast Mountain. At Donlin Creek, Barrick budgeted to expend US$87 million in calendar 2007 including 70,000 metres of in-fill and in-pit exploration drilling, environmental baseline studies, studies of alternative power sources, permitting work, and feasibility and engineering work.

At the Galore Creek project, the Company is in the later stages of obtaining approval to construct a mine on the property that will have a nominal throughput of 65,000 tonnes per day (“tpd”) that is planned to produce, when in operation, annually 432 million pounds of copper, 341,000 ounces of gold and 4 million ounces of silver during the first five years of mine life.

On February 23, 2007, NovaGold announced that it had received its BC Provincial Environmental Assessment Certificate for Galore Creek. The certificate outlines the commitments and conditions required to ensure that the project can proceed without resulting in any significant adverse environmental impacts. The Canadian Environmental Assessment Agency initiated the final 30-day public review and comment period on January 19, 2007 when it filed a Public Notice inviting comments. The comment period closed on February 19. The responsible Federal Government agencies will review all input and make a recommendation to the Federal Minister of the Environment for approval of the Comprehensive Study Report. Once this approval is granted, the Federal agencies can grant the necessary Federal authorizations associated with the project. Provincial permits to allow construction to proceed are now being reviewed and are expected to be granted in the second quarter of 2007.

NovaGold has applied to the government of British Columbia for a surface lease on the adjacent Grace property, under option to NovaGold, for use as a tailings and waste rock storage facility. Pioneer Metals Corporation, which is controlled by Barrick and holds subsurface rights in the property, is contesting the application. The government of British Columbia is the owner of the surface rights and has the sole authority to issue a surface lease on the property. NovaGold anticipates that a surface lease for the tailings and waste facility approved by the government in the Environmental Assessment Certificate will be issued in a timely manner.

The Galore Creek Construction team is making final preparations to be able to commence construction with Board approval, upon receipt of permits. Installation of project information systems is continuing, as is the purchase of critical equipment required for rapid implementation and control of construction activities. Contracts are in various stages of negotiation for access road, tunnel, bridge building, helicopter support, design and engineering and other project-related activities as required within the project schedule.

Phase 1 construction, anticipated to take approximately 24 months, will focus on access infrastructure including a mine access road, a power transmission line and an access tunnel, and represents approximately 20% of the overall capital costs for the project. Electrical power will be supplied from a connection to the BC Hydro grid where the project access road meets Highway 37. Phase 2 construction will focus on mine facilities and valley infrastructure, with the largest portion of capital cost expended in this latter construction period. Phase 2 construction is expected to take approximately 36 months.

In the Galore Creek Feasibility Study, a total of $375 million (US$303 million) was planned to be expended in 2007, and an additional $50 million was expected to be spent in 2007 by NovaGreenPower Inc. (formerly, Coast Mountain Power Corp.) on power line construction necessary for Galore Creek operations, excluding any bonding costs. The NovaGold construction team has rescheduled and re-estimated costs for 2007 based on the longer development schedule contemplated above. This rescheduling contemplates a total of $262 million being expended in 2007 and an unchanged overall construction budget of $2.2 billion (US$1.8 billion) with start-up of operations in 2012 rather than 2011. The Company plans to ultimately obtain a joint venture partner (or syndicate of partners) for Galore Creek that will share costs.

On January 30, 2007, the Company exercised its common share purchase warrants issued to NovaGold Canada Inc. for $686,000 receiving 1,960,784 common shares of Pioneer Metals Corporation (“Pioneer”). This transaction brought the Company’s holdings of Pioneer to 5,882,352 common shares. On March 14, 2007, the Company sold its entire holdings to Pioneer as part of Pioneer’s amalgamation plans with its parent company, Barrick Gold Corporation as per a Letter of Transmittal and agreed upon price of $1.00 per share. The Company received $5,882,352 for the sale of such shares. The Company anticipates that it will record a gain of approximately $4.2 million on the sale of the shares and believes that there are sufficient tax pools to shelter any gains arising from this sale.

On March 19, 2007, the Company filed a preliminary short form universal base shelf prospectus with the securities commissions in each of the provinces of Canada and a corresponding registration statement with the United States Securities and Exchange Commission. These filings, when made final, will allow the Company to make offerings of debt securities (“Debt Securities”), preferred shares and common shares (“Equity Securities”), warrants to purchase Equity Securities and warrants to purchase Debt Securities, share purchase contracts and share purchase or equity units (all of the foregoing, collectively, “Securities”) or any combination thereof up to an aggregate initial offering of US$500,000,000 during the 25-month period that the final short form universal base shelf prospectus remains effective. Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying shelf prospectus supplement. The net proceeds from the sale of the Securities will be used for general corporate purposes, including funding potential future acquisitions and capital expenditures.

As of April 12, 2007, NovaGold anticipates funding its planned activities for 2007 from available cash, proceeds from its marketable securities held for sale, proceeds from the issuance of Securities described above and/or from potential joint venture partners for the Galore Creek project, although there can be no assurance that NovaGold can obtain financing on terms favourable to it. NovaGold anticipates that construction permits will be received in April 2007 and is currently entering into contracts to enable a smooth transition into construction without delay. Competition for contractors is currently extremely high in Western Canada, and NovaGold is committing early in order to assure availability when needed.

During 1992, the Limited Partners of the Murray Brook Processing Limited Partnership commenced a legal action against the Company and Murray Brook Resources Inc. seeking $882,000 plus interest and general damages. The Company filed a counterclaim for damages. The trial was concluded in April 2003 and the judge dismissed the action in November 2005. In December 2005 the plaintiffs appealed the judgement. On March 29, 2007, the appeal was dismissed with minimal costs to the Company.

Related Party Transactions

On December 21, 2006, Alexco Resource Corp. (“Alexco”) completed a financing wherein the Company purchased 1,048,500 Units on a non-brokered basis to maintain its pro-rata ownership of Alexco. Each Unit was purchased at a price of $4.75 and consists of one common share and one half of one transferable common share purchase warrant which entitles the Company to acquire one additional common share per whole warrant at a price of $5.75 per share for a period of 36 months. This transaction increased the Company’s ownership in Alexco to 19.03% .

Change in Accounting Policies

Effective the first quarter commencing December 1, 2006, the Company has adopted the guidelines governed by Sections 1530 and 3855 of the CICA Handbook, “Comprehensive Income” and “Financial Instruments – Recognition and Measurement”. Comprehensive income (Section 1530) is the change in a company’s net assets that results from transactions, events and circumstances from sources other than the Company’s shareholders and includes items that would not normally be included in net earnings such as unrealized gains or losses on available-for-sale investments. Financial Instruments – Recognition and Measurement (Section 3855) requires that all financial assets, except those classified as held to maturity, and derivative financial instruments, must be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held for trading, otherwise, they are measured at cost. The adoption of Sections 1530 and 3855 impacts the retained earnings and losses of the Company. The unrealized gain or loss on the available for sale securities from purchase to November 30, 2006 was $30,142,000 which is reported as an adjustment to the opening balance of accumulated comprehensive income. The unrealized gain or loss of the available for sale securities for the three months ended February 28, 2007 was $726,000 which is reported in the current period.

Critical Accounting Estimates

The most critical accounting principles upon which the Company’s financial status depends are those requiring estimates of the recoverability of its capitalized mineral property expenditures and the amount of future reclamation obligations.

Mineral Properties and Related Deferred Costs
The Company records its interest in mineral properties at cost. Exploration expenditures relating to properties that have resources or significant mineralization requiring additional exploration are deferred and will be amortized against future production following commencement of commercial production, or written off if the properties are sold, allowed to lapse, abandoned or become impaired.

Management of the Company reviews and evaluates the carrying value of each mineral property for impairment when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable. If the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is measured and assets are written down to fair value, which is normally the discounted value of future cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered by considering alternative methods of determining fair value. When it is determined that a mineral property is impaired, it is written down to its estimated fair value in accordance with the CICA Handbook Section 3063 “Impairment of Long-Lived Assets”.

Management’s estimates of mineral prices, mineral resources, and operating, capital and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of deferred mineral property costs. Although management has made its best estimate of these factors, it is possible that material changes could occur which may adversely affect management’s estimate of the net cash flows expected to be generated from its properties.

The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to continue operations and to complete the development, and upon future profitable production or proceeds from the disposition thereof. The discovery or establishment of adequate reserves is dependent on successful exploration. Competition for exploration resources at all levels is currently very intense, particularly affecting availability of manpower, drill rigs and helicopters. As a result of this, and other factors inherent in exploration, the Company has uncertainty that it will be able to carry out its planned exploration programs.

Stock Options
The Company accounts for stock options at fair value pursuant to CICA Handbook section 3870 which established standards for the recognition, measurement and disclosure of stock based compensation and other stock based payments. Compensation expense for options granted is determined based on estimated fair values of the options at the time of grant using the Black-Scholes option pricing model. The cost is recognized over the vesting period of the respective options and is capitalized to mineral properties and deferred costs for grants to individuals working directly on mineral projects.

Income Taxes
The Company uses the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes. Future income tax assets are evaluated and if realization is not considered more likely than not, a valuation allowance is provided.

Risk Factors

Exploration and Development
Mineral exploration and development involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. There is no assurance that the Company’s mineral exploration activities will result in any discoveries of new bodies of commercial ore. There is also no assurance that if commercial ore is discovered that ore body would be economical for commercial production. Discovery of mineral deposits is dependent upon a number of factors and significantly influenced by the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit is also dependent upon a number of factors which are beyond the Company’s control. Some of these factors are the attributes of the deposit, commodity prices, government policies and regulation, and environmental protection.

The Company is earning an interest in certain of its key properties through option agreements, and acquisition of title to the properties is only completed when the option conditions have been met. These conditions include making property payments, incurring exploration expenditures on the properties and satisfactory completion of certain pre-feasibility studies and third party agreements. If the Company does not satisfactorily complete these option conditions in the time frame laid out in the option agreements, the Company’s title to the related property will not vest and the Company will have to write-down its previously capitalised costs related to that property. The Company does not believe that Barrick will meet the back-in requirements on the Donlin Creek project and has thus provided for the 70% of the costs effective from April 1, 2006. If it is concluded that Barrick successfully completes the back-in requirements by November 13, 2007, leaving NovaGold with 30% of Donlin Creek, NovaGold’s currently reported long term payables and mineral property and related deferred costs would reduce by US$24 million.

Resource Estimates
There is a degree of uncertainty attributable to the calculation of reserves and resources and the corresponding grades. Reserve and resource estimates are dependent partially on statistical inferences drawn from drilling, sampling and other data. The measured and indicated and inferred resource figures and proven and probable reserves set forth by the Company are estimates, and there is no certainty that these levels of gold, copper and silver will be realized. Declines in the market price for gold or copper may adversely affect the economics of a reserve or resource and may require the Company to reduce its estimates.

Price Volatility - Gold and Other Metals
The market price for gold and other metals is volatile and cannot be controlled. There is no assurance that if commercial quantities of gold and other metals are discovered, a profitable market may continue to exist for a production decision to be made or for the ultimate sale of the metals. As the Company is currently not in production, no sensitivity analysis for price changes has been provided or carried out.

Caution on Forward-Looking Statements

The Management’s Discussion and Analysis contains certain forward-looking statements concerning anticipated developments in NovaGold's operations in future periods. Forward-looking statements are frequently, but not always, identified by words such as "expects," "anticipates," "believes," "intends," "estimates," "potential," "possible" and similar expressions, or statements that events, conditions or results "will," "may," "could" or "should" occur or be achieved. These forward-looking statements are set forth principally under the heading "Outlook" in the Management’s Discussion and Analysis and may include statements regarding exploration results and budgets, mineral resource estimates, work programs, capital expenditures, timelines, strategic plans, market price of precious metals or other statements that are not statement of fact . Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of NovaGold may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. NovaGold's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and NovaGold does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.